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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

RAIT FINANCIAL TRUST

(Full Name of Registrant)

Not Applicable

(Former Name if Applicable)

Two Logan Square, 100 N. 18th Street, 23rd Floor

(Address of Principal Executive Office (Street and Number))

Philadelphia, PA 19103

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

RAIT Financial Trust (“RAIT”) had completed its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 (the “Form 10-Q”). RAIT initiated the process to file the Form 10-Q with the Securities and Exchange Commission (the “SEC”) prior to the submission deadline on November 9, 2017. Due to the timing of this initiation, the submission was not completed by the submission deadline so the Form 10-Q could not be filed with the SEC by the submission deadline without unreasonable effort or expense to RAIT. RAIT anticipates filing the Form 10-Q promptly after the filing of this Form 12b-25 on the prescribed due date but after 5:30 p.m. Eastern time, the submission deadline, which is within five calendar days following the prescribed due date, in accordance with Rule 12b-25 of the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alfred J. Dilmore	(215)	207-2151
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In RAIT’s earnings release (the “Earnings Release”) for its quarter ended September 30, 2017 publicly issued on November 2, 2017 and furnished on November 2, 2017 to the Securities and Exchange Commission pursuant to Items 2.02 and 7.01 of a Current Report on Form 8-K, RAIT reported a GAAP loss per share of $(0.26) for the quarter ended September 30, 2017, compared to loss per share of $(0.00) for the quarter ended September 30, 2016.  The GAAP loss per share for the quarter ended September 30, 2017 includes a $(0.04) per share, non-cash loss on deconsolidation of seven properties which RAIT expects to be offset by a gain on deconsolidation in future periods.  RAIT incurred a provision for loan losses against certain legacy CRE loans of $5.5 million and non-cash asset impairment charges of $3.1 million for the quarter ended September 30, 2017. In the Earnings Release, RAIT also reported a GAAP loss per share of $(1.97) for the nine months ended September 30, 2017 compared to loss per share of $(0.28) for the nine months ended September 30, 2016. The increase in GAAP loss per share for the stated nine-month period was primarily caused by the previously announced non-cash asset impairment charges and provision for loan losses on certain legacy CRE loans.  Further information on the anticipated change can be found in Part I, Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operation” of the Form 10-Q filed promptly after the filing of this Form 12b-25.

RAIT Financial Trust

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 9, 2017	By:	/s/ Alfred J. Dilmore Name: Alfred J. Dilmore Interim Chief Financial Officer and Treasurer; Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).